COSMOS HEALTH INC.

5 AGIOU GEORGIOU PILEA

THESSALONIKL, GREECE 55428

February 6, 2024

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	Cosmos Health Inc.
Form S-3 Registration Statement File No. 333-276755

Dear Mr. Anderegg,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cosmos Health Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:00 p.m. (EST) on February 8, 2024, or as soon thereafter as is possible.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following::

•	Should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert staff comments of the declaration of effectiveness as a defense in any proceeding initiated by the Commission on any person under the federal securities laws of the United States.

COSMOS HEALTH INC.

/s/ Grigorios Siokas
By Grigorios Siokas, Chief Executive Officer